U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

CHINA MENGNIU DAIRY COMPANY LIMITED

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

China Mengniu Dairy Company Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

Options to Subscribe for Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

China Mengniu Dairy Company Limited

Suite 1602, 16th Floor, Top Glory Tower

262 Gloucester Road, Causeway Bay

Hong Kong 999077

Tel: +852-2180-9050

Fax: +852-2180-9039

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 23, 2013

(Date Tender Offer/Rights Offering Commenced)

This Amendment No.2 (“Amendment No.2”) amends and supplements the Form CB (“Form CB”) initially furnished to the United States Securities and Exchange Commission (the “SEC”) on July 23, 2013 by China Mengniu Dairy Company Limited.

PART I - INFORMATION SENT TO SECURITY HOLDERS

This Amendment No.2 hereby amends and supplements Item 1 as follows:

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1*	Composite offer and response document relating to the voluntary general offer dated July 23, 2013 (the “Composite Document”)

99.2*	Pink form of acceptance and cancellation of Yashili options issued by Yashili International Holdings Ltd (“Yashili”)

99.3*	White form of acceptance and transfer of ordinary shares of HK$ 0.10 each in the issued share capital of Yashili International Holdings Ltd

99.4*	Joint announcement relating to the despatch of the Composite Document dated July 23, 2013

99.18#	Joint announcement relating to the unconditionality of the voluntary conditional offer dated July 24, 2013

*	Previously furnished to the SEC on July 23, 2013.
#	Furnished herewith.

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibits 99.1, 99.2, 99.3, 99.4 and 99.18 referred to in Item I.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

This Amendment No.2 hereby amends and supplements Part II as follows:

Exhibit No.

99.5*	Memorandum and articles of association of China Mengniu International Company Limited (the “Offeror”)

99.6*	Memorandum and articles of association of China Mengniu Dairy Company Limited (the “Offeror Parent”)

99.7*	Memorandum and articles of association of Yashili

99.8*	Letter from UBS dated July 23, 2013

99.9*	Letter from the Yashili Board dated July 23, 2013

99.10*	Letter of recommendation from the Independent Board Committee dated July 23, 2013

99.11*	Letter of advice from the Independent Financial Advisor dated July 23, 2013

99.12*	Letter from UBS setting out the Estimates of value of Offeror Shares dated July 23, 2013

99.13*	Irrevocable Undertakings dated June 17, 2013

99.14*	Letter of written consents as referred to in the section headed “Consents” in Appendix VII of the Composite Document

99.15*	Material contracts as referred to in the section headed “Material Contracts” in Appendix VII of the Composite Document

99.16*	Annual reports of China Mengniu Dairy Company Limited for the two years ended December 31, 2012

99.17#	Annual reports of Yashili for the two years ended December 31, 2012

99.19#	Director service contract entered between Yashili and Mr. Liu Jin Ting (English summary)

99.20#	Director service contract entered between Yashili and Mr. Chang Herman Hsiu-Guo (English summary)

99.21#	List of directors of Yashili and their role and function dated July 24, 2013

*	Previously furnished to the SEC.
#	Furnished herewith.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by China Mengniu Dairy Company Limited with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on July 23, 2013.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kwok Wai Cheong, Chris
(Signature)
Kwok Wai Cheong, Chris, Company Secretary
(Name and Title)
July 24, 2013
(Date)